PARADIGM MEDICAL INDUSTRIES, INC.
                              2355 South 1070 West
                           Salt Lake City, Utah 84119







                                                   June 2, 2003



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judicial Plaza
Washington, D.C. 20549

Attn: Peggy A. Fisher,
      Assistant Director

         Re:  Paradigm Medical Industries, Inc.
              Application for Withdrawal of Registration Statement on Form S-3 Commission File No. 333-105115

Ladies and Gentlemen:

         Paradigm Medical Industries, Inc., a Delaware corporation (the "Registrant") hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement No. 333-105115, which was previously filed with the Commission on May 9, 2003, on Form S-3, along with any exhibits and amendments filed thereto (the "Registration Statement").

         The Registration Statement was filed to register for resale shares of Registrant's common stock that the Registrant may issue through a private equity line of credit agreement. The Registrant has determined that it is not in the best interests of its shareholders at this time to obtain financing through a private equity line of credit. For this reason, Registrant requests a withdrawal of the Registration Statement.

         No securities of Registrant have been sold in connection with the Registration Statement. The Registration Statement has not been declared effective by the Commission.


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         Please  direct any questions or comments  regarding  this filing to the undersigned at (801) 977- 8970 or Randall A. Mackey, Esq. at (801) 575-5000.

                                           Very truly yours,

                                           Paradigm Medical Industries, Inc.

                                           /s/ Jeffrey F. Poore
                                           -------------------------------------
                                           Jeffrey F. Poore
                                           President and Chief Executive Officer



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